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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Raymond A. D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100	Page 5 of 9 Pages

This Amendment No. 4 to the Schedule 13D (the “Schedule 13D”), dated July 22, 2005, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1. Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation. (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is Delaporte Point TH3, Box CB 13016, Nassau, Bahamas. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is:   rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

CUSIP No 264142100	Page 6 of 9 Pages

Raymond J. R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J. R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4. Purpose of Transaction.

On July 15, 2005 Raymond A.D. French sent the following e-mail to Warren H. Gfeller, Chairman of the Board of Directors of Duckwall:

Warren,

As DUCK’s largest shareholder, with 504,044 shares, we have a very significant interest in ensuring that the compensation of the company’s Directors (including stock options) is closely tied to their respective contributions of time and effort to the board and the company. Those who contribute more, should receive more.

With this in mind, we have the following thoughts on the current compensation of the company’s Directors:

1.    We are not in favor of a material increase in the current $24,000/year Directors compensation.

2. As the Chairman of the Board, and as the Director who has clearly put the most time and effort into the turnaround effort, we believe that your current $10,000 compensation premium over that of other Directors should be increased significantly.

3. We are strongly in favor of spreading any option grants to Directors over time (ie: a smaller number annually rather than a one time large up-front grant).

4. For the same reason as in #2 above, we believe the number of options granted to individual Directors should reflect their respective contributions of time and effort. Again, a significantly heavier weighting should be given to a Chairman who is actively participating in a company’s turnaround versus another Director who is contributing far less time and energy.

5. No options should be issued with exercise prices that are less than the then market price of the stock.

Should you or any of the members of the Compensation Committee wish to discuss this matter with me in more detail, I would be happy to do so. My contact details are below.

Regards,

Ray French

CUSIP No 264142100	Page 8 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on July 22, 2005:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	504,044	12.3%
SCM	504,044	12.3%
Raymond A. D. French	504,044	12.3%

(b) Strongbow has shared power to dispose or direct the disposition of 504,044 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 504,044 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 504,044 shares of Common Stock.

(c) There have been no transactions with respect to Common Stock since the filing of Amendment No. 3 to the Schedule 13D by the Filing Parties.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

[2]	Computed on the basis of 4,085,922 shares of Common Stock outstanding as of May 1, 2005 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 6/10/05.

CUSIP No 264142100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2005

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French